PROSPECTUS

                RAPTOR NETWORKS TECHNOLOGY, INC.

                14,887,619 Shares of Common Stock

This prospectus covers the 14,887,619 shares of common stock of RAPTOR NETWORKS TECHNOLOGY, INC. being offered for resale by certain selling security holders.


In addition, this prospectus covers securities to be issued pursuant to terms of common stock purchase warrants which provide for a change in the number of shares of common stock to be issued as result of stock splits, stock dividends, and as anti-dilution if any, pursuant to Rule 416.

Our common stock is traded on the OTCBB under the trading symbol
"RPTN". On April 15, 2004, the closing price for our common stock was $4.45.

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                          May 14, 2004

                       PROSPECTUS SUMMARY

This summary contains what we believe is the most important information about us and the offering. You should read the entire document for a complete understanding of our business and the transactions in which we are involved. The purchase of the securities offered by this prospectus involves a high degree of risk. See the "Risk Factors" section of this prospectus for risk factors.

                           The Company

Business Description

The Company was organized on January 22, 2001 and on October 17, 2003 acquired Raptor Networks Technology, Inc., a closely held California corporation, ("Raptor") in a cashless common stock share-for-share exchange. The acquisition transaction has been treated as a merger with the Company as the surviving entity. With completion of the overall acquisition transaction, the Company terminated its previous operations and, by and through its wholly-owned subsidiary, became engaged in the data network switching industry; in the design, production, sales and service of standards-based and proprietary high speed switching technology applied to sophisticated inter-networking systems, operating in a large variety of new and existing government and private sector network systems.

     The Company's subsidiary is itself a start-up, development stage company, initially formed in September, 2002 to design, manufacture and market an innovative, proprietary switching technology to enable and enhance advanced data transmission in internetworking application.

     The Company continues to be in the earliest stage of commercial operations and has realized virtually no revenues to date (i.e. April 21, 2004). It has designed a series of related products it calls the Ether-Raptor line, a modular set of Ethernet switching components based on a common set of proprietary hardware and software modules which can be produced with line cards from base units. In the Company's view, its Ether-Raptor family of products have nearly universal application to user's internetworking requirements and can be utilized anywhere on a network where an advanced switch is required.

                          THE OFFERING

Selling Shareholders


This Prospectus covers up to 14,887,619 shares of our common stock which may be sold by the selling stockholders identified in this Prospectus.


Summary Financial Information

The financial data set forth below under the captions "Results of Operations Data" and "Balance Sheet Data", as of December 31, 2003, are derived from the audited financial statements of Raptor Networks Technology, Inc., included elsewhere in this Prospectus, by Comiskey & Company, PC, independent public accountants. The data set forth below should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis or Plan of Operation". Note that current financial condition is not
indicative of future results.   The financial data set forth
below for the Quarter ended March 31, 2004 is unaudited information provided by management.

                      Results of Operations Data
                      --------------------------
                                                    For the
                                                  Period from
                                                    Inception
                                                (July 24, 2003)
                                                       to
                                                December 31, 2003
                                                -----------------
REVENUE
  Product sales                                 $               0
  Service fees                                              5,000
                                                -----------------

Total Revenue                                               5,000

EXPENSES
  Consulting                                              362,514
  Stock for services                                    5,753,554
  Salary expense                                          698,029
  Selling, general and administrative                     789,338
                                                -----------------

Total expenses                                          7,603,435
                                                -----------------

Net loss from operations                               (7,598,435)

Income tax benefit                                              -
                                                -----------------
                                                                -

NET LOSS                                        $      (7,598,435)
                                                =================

BASIC AND DILUTED NET LOSS PER SHARE            $           (0.42)
                                                =================
BASIC AND DILUTED WEIGHTED AVERAGE
  NUMBER OF SHARES OUTSTANDING                         18,288,344
                                                =================

                           Balance Sheet Data
                           ------------------

                                                  Period From
                                                   Inception
                                                (July 27, 2003)
                                                       to
                                                 Dec. 31, 2003
                                                --------------

Working capital (deficit)                       $     257,502
Total assets                                        1,471,207
Total liabilities                                     808,042
Shareholder's equity                                  663,165



                   FORWARD LOOKING STATEMENTS

The discussion in this Prospectus regarding our business and operations includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1996. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are speculative, and may involve known and unknown risks and uncertainties and other factors that could cause actual events or results to differ from those referred to in such forward-looking statements. This disclosure highlights some of the important risks regarding our business. The risks included should not be assumed to be the only things that could affect future performance.

                          RISK FACTORS

The Shares are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Accordingly, prospective investors should carefully consider, along with other matters referred to in this document, the following risk factors in evaluating us and our business before purchasing any Shares. This Prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

You should carefully consider the risks described below before making an investment decision. Please also note that there are other risks and uncertainties not presently known to us or that we currently deem immaterial. If any of the following or such other risks actually occur, our business, financial condition or results of operations could be materially and aversely affected.

Development Stage Company; No Product Sales to Date
---------------------------------------------------

We have realized virtually no revenue from operations since the Company's inception. We cannot estimate when the Company might attain profitability and there are no assurances that we can sustain profitable operations once, and if, achieved in future periods.

While we reported negligible revenue of $5,000 for the period from inception (July 24, 2003) through December 31, 2003, we reported a net loss of approximately $7,598,435 for that period and had an accumulated deficit at December 31, 2003 of $7,544,573. There are no assurances we will generate sufficient revenues to become profitable during fiscal 2004 and beyond. If our operations were not to become profitable, our liquidity in future periods would be adversely affected.

Our Future Financial Performance Is Not Guaranteed Since It Is
Based on Certain Industry Standards Which Can Change
--------------------------------------------------------------

In our part of the data switching market (Network Infrastructure Market), current growth rates may be considered healthy and average selling prices (ASP's) are on established levels. We have used these current growth rates, ASP levels and trends, to date, as a basis for estimating future revenues, gross margin dollars and operating income dollars. Technology developments worldwide, economic and political conditions and changing consumer-buying behavior may impact these estimates in a positive or negative way. Therefore, our estimated financial performance, which has been based on such assumptions, cannot be assured.

Our Products Are Presently Superior to Our Competition's Products
But New Competitors May Emerge To Change Our Superiority Advantage
------------------------------------------------------------------

There is great competition in the network infrastructure market with companies more established that have significant market share, greater resources, revenue and earnings. We believe that our products are superior to those of our existing competition. Although, there is no indication that the competitive environment will change dramatically, there is also no assurance that our products will actually be superior to our competition due to the risk of new competitors releasing new products or improving their current products. All of our competitors, by and large, have more financial resources and broader market penetration than the Company expects to achieve in the intermediate term.

Achieving Our Financial Goals May Be Difficult Unless We Execute
Our Business Plan, Manage Our Research and Development Process
and Coordinate Outsourcing of Our Manufacturing
----------------------------------------------------------------

The achievement of our financial goals for the business will largely depend on our execution of our business plan., managing our research and development process and successfully
"outsourcing" our manufacturing processes. The planned outsourcing of all our manufacturing activities is very challenging. There is no assurance that we will be able to execute entirely successfully.

We Have a Limited Operating History in Which to Evaluate Our
Business
------------------------------------------------------------

The Company has only been in business since September 2002 and incorporated (Raptor) since July, 2003, less than twenty-one (21) months. It has a limited development history and,notwithstanding a substantial private equity placement completed this month, generally limited assets. The Company's financial resources are significantly less than those of other companies that can develop products similar to ours.

Our Future Success is Dependent, in Part, on the Performance and
Continued Service of Our Key Officers.
----------------------------------------------------------------

Our performance and future operating results are substantially dependent on the continued service and performance of Thomas M. Wittenschlaeger, our President and Chief Executive Officer, Edwin Hoffman, our Chief Technology Officer and Ananda Perera, our Vice President of Engineering. If any of them were to become unavailable to work for us, our business and prospects would be negatively affected. We do not currently maintain "key man" insurance for any of our executive officers or other key employees and do not intend to obtain this type of insurance until such time as the Company has positive cash flow and is profitable. The loss of any of these individuals could have a material adverse effect on our financial condition, operating results and future prospects for success.

Our Common Stock May Continue to be a "Penny Stock," and
Compliance with Requirements for Dealing in Penny Stocks May Make it Difficult for Our Shareholders to Resell Their Shares.
-----------------------------------------------------------------

The Company's common stock, likely will continue to be quoted ("RPTN") on the OTC Bulletin Board. At least for the foreseeable future, our common stock will continue to be deemed to be a "penny stock" as that term is defined in Rule 3a51-1 under the Securities Exchange Act of 1934. Rule 15g-2 under the Exchange Act requires broker/dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain from these investors a manually signed and dated written acknowledgement of receipt of the document before effecting a transaction in a penny stock for the investor's account. Compliance with these requirements may make it more difficult for holders of our free-trading common stock to resell their shares to third parties or otherwise, which could have a material adverse effect on the liquidity and market price of our common stock. Penny stocks are stocks:

     (i)    with a price of less than $5.00 per share; or
     (ii) that are not traded on NASDAQ or a national securities exchange;
     (iii) are issued by companies with net tangible assets of less than: (A) $2.0 million (if the issuer has been in continuous operation for at least three years); or
            (B) $5.0 million (if in continuous operation for less than three years); or
     (iv) which have average revenue of less than $6.0 million for the last three years.

We Have No Plans to Pay Dividends
---------------------------------

Payment of dividends on the shares of our common stock is within the discretion of our Board of Directors and will depend upon our future earnings, our capital requirements, our financial condition and other relevant factors. We have no plan to declare any dividends in the foreseeable future.

We may need to raise additional capital in order to continue to implement our business plan.
---------------------------------------------------------------

We may be required to raise additional capital during the next 12 months to satisfy our cash requirements in order to implement our business plan. Presently our working capital is limited to capital available to us from net proceeds realized by an equity financing transaction completed on April 1, 2004 for gross proceeds of $5.6 Million. We may seek to raise additional capital through the sale of equity securities. We cannot guarantee that we will be successful in obtaining capital upon terms acceptable to us, if at all. We cannot be certain that outstanding warrants to purchase the Company's common stock will be exercised consistent with our needs, or at all. Our failure to secure necessary financing may have a material adverse effect on our financial condition and results of operations.

Competitor Alliances May Present Disadvantages to Us
----------------------------------------------------

We may also face a significant competitive challenge from our competitors forming alliances with each other. Such relationships may enable competitors to negotiate better pricing and better terms from parts suppliers by aggregating their demand and negotiating volume discounts which could become a competitive disadvantage to us.

Possible General Liability
--------------------------

Because we intend to post Ether-Raptor product information and other content on our web site, we face potential liability for negligence, copyright infringement, patent infringement, trademark infringement, defamation and other claims based on the nature and content of the materials we post. Although we maintain general liability insurance, our insurance may not cover potential claims of this type, or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance, or is in excess of insurance coverage, could materially adversely affect our financial condition and results of operations.

We may not be able to protect our intellectual property rights, and we may be found to infringe on the propriety rights of
others.  Limited Intellectual Property Protection.
---------------------------------------------------------------

We rely and will rely on a combination of patent, trademark, trade secret, copyright laws and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain and use information that we regard as proprietary, including the technology used to operate our web site, our content and our trademarks.

Litigation or proceedings before the United States Patent and Trademark Office may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, and to determine the validity and scope of the proprietary rights of others. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources, and could seriously harm our business and operating results.

Third parties may also claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly involved in infringement claims as the number of competitors in our industry segment grows. Any claim, whether meritorious or not, could be time consuming, result in costly litigation, cause service and systems upgrade delays or require us to enter into licensing agreements. Such licensing agreements might not be available on terms acceptable to us or at all.

Since all of our administrative operations are housed in a single location, we are more susceptible to business interruption in the event of damage to or disruptions in our facility.
-----------------------------------------------------------------

Our headquarters and all of our employees are located in the same building in Aliso Viejo, California. We have no present plans to establish any additional offices. Because we consolidate our operations in one location, we are more susceptible to power and equipment failures, and business interruptions in the event of fires, floods and other natural disasters than if we had other office locations. Furthermore, because we are located in the Los Angeles metropolitan area, we are particularly susceptible to the risk of damage to, or total destruction of, our headquarters and surrounding transportation infrastructure caused by a natural disturbance. We cannot assure you that we are adequately insured to cover the amount of any losses relating to any of these potential events, business interruptions resulting from damage to or destruction of our headquarters or other events affecting us that do not occur on our premises.

Potential Seasonal Sales Volatility
-----------------------------------

A portion of our anticipated sales may be seasonal and our operating results may be difficult to predict and may fluctuate.

Because our operating results are difficult to predict, we believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance. Portions of our sales may be seasonal in nature. This seasonality results in increased sales of these products during our First and Third fiscal quarters. In addition to the seasonality of some of our sales, our annual and quarterly operating results may fluctuate significantly in the future due to a variety of factors, many of which are out of our control. Factors that may cause our operating results to fluctuate include:

     * Our inability to adequately maintain, upgrade and develop our web site, the systems that we use to process customer's orders and payments, or our computer network;

     *    Increased competition within our market area;

     *    Price competition;

     * The amount and timing of operating costs and capital expenditures relating to expansion of our product line or operations and

     * Disruption of our toll-free telephone service technical difficulties, systems outages or Internet slowdowns.

Any change in one or more of these factors could materially adversely affect our results of operations in future periods.

Our shares of common stock currently have a limited trading
market.
-----------------------------------------------------------

Our shares of common stock are currently quoted on the OTC Bulletin Board. With only 1,034,000 free-trading shares and a total of 32,877,319 shares issued and outstanding at April 15, 2004, our shares of common stock currently have only a limited trading market As a result, you may find it difficult to dispose of shares of our common stock and you may suffer a loss of all or a substantial portion of your investment in our common stock.

Our stock price may fluctuate from time to time and may fall below expectations of securities analysts and investors, and could subject us to litigation, which may result in you suffering the loss of your investment
-----------------------------------------------------------------

The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include: quarterly variations in operating results; changes in accounting treatments or principles; announcements by us or our competitors of new products and services offerings, significant contracts, acquisitions or strategic relationships; additions or departures of key personnel; any future sales of our common stock or other securities; stock market price and volume fluctuations of publicly-traded companies; and general political, economic and market conditions.

It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors, which could result in a decrease in the trading price of our common stock. Securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may be the targets of similar litigation in the future. Securities litigation could result in substantial costs and critical diversion of management's attention and resources, which could seriously harm our business and operating results.

The interests of our controlling stockholders could conflict with those of our other stockholders.
-----------------------------------------------------------------

Our directors and executive officers, together with our other principal stockholders, own or control approximately 61% of our voting securities, after the offering. These stockholders are able to influence the outcome of stockholder votes, including votes concerning: the election of directors; amendments to our articles of incorporation and by-laws; and the approval of significant corporate transactions like a merger or sale of our assets. This controlling influence could have the effect of delaying or preventing a change in control, even if many of our stockholders believe it would be in their best interest.

We may issue shares of preferred stock that could defer a change of control or dilute the interests of our common stockholders. Our articles of incorporation could defer a takeover effort, which could inhibit your ability to receive an acquisition premium for your shares.
----------------------------------------------------------------

Our charter permits our board of directors to issue up to 5,000,000 shares of preferred stock without shareholder approval. Currently there is no Preferred Stock issued and outstanding. Accordingly, there are 5,000,000 shares of preferred stock available for issuance at the discretion of our board of directors. These shares, if issued, could contain dividend, liquidation, conversion, voting or other rights which could adversely affect the rights of our common shareholders and which could also be utilized, under some circumstances, as a method of discouraging, delaying or preventing a change in control. Provisions of our articles of incorporation, bylaws and Colorado law could make it more difficult for a third party to acquire us, even if many of our stockholders believe a given acquisition is in their best interest.

Shares Available for Resale Under Rule 144
------------------------------------------

Beginning in the Fourth Quarter of 2004, there will be approximately 25,000,000 shares of the Company's issued and outstanding common stock currently restricted, or "legend" stock, eligible in varying quantities in sequential ninety (90) day periods, for resale in the market for the free-trading Company's Common Stock. Significant sales of such stock at that time and thereafter will likely have a depressive effect upon the trading price of the Company's market traded common stock.

Forward Looking Assessments Prepared by Our Current Management
--------------------------------------------------------------

Our ability to accomplish our objectives, and whether or not we will be financially successful is dependent upon numerous factors, each of which could have a material effect on the results obtained. Some of these factors are in the discretion and control of management and others are beyond management's control. The assumptions and hypothesis used in preparing any forward-looking assessments of profitability contained herein are considered reasonable by management. There can be no assurance, however, that any projections or assessments contained herein or otherwise made by management will be realized or achieved at any level. Prospective purchasers of our common stock should have this prospectus document reviewed by their personal investment advisors, legal counsel and/or accountants to properly evaluate the risks and contingencies purchasing and investing in our common stock.

                         CAPITALIZATION

The following table sets forth our capitalization as of December
31, 2003. The table should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.


                                                        Dec. 31, 2003
                                                       ---------------

Convertible debt.....................................  $      200,000
Shareholders' equity:
Common  stock,  $.001  par value, 50,000,000
  shares authorized, 20,556,719 shares issued
  and outstanding...................................           20,557
Preferred stock, no par value, 5,000,000
  shares authorized, no shares issued or
  outstanding.......................................                0
Stock issued for prepaid services...................       (1,543,996)
Stock subscription receivable.......................             (500)
Additional paid-in capital..........................        9,831,677
Accumulated deficit.................................       (7,644,573)
                                                       --------------
Total shareholders' equity..........................   $      863,165
                                                       ==============
Total capitalization................................   $      863,165
                                                       ==============

         PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our shares of common stock are traded on the OTCBB under the symbol "RPTN". The closing price of our common stock on April 15, 2004 as reported on the OTCBB was $4.49. The following tables set forth the high and low closing sale prices for the common stock as reported by OTCBB:

      For the Registrant's former fiscal year ending August 31, 2003 there was no established public trading market for the Company's Common Stock, as listed on the OTC Bulletin Board under the Company's old symbol "PFII". The Registrant's Common Stock, now traded under the symbol "RPTN", commenced an established public trading market during September, 2003, and has traded from then through March 31, 2004 in the range of from approximately $2.20 per share to, briefly, $6.00 per share and at an average trading price in that period of approximately $4.10 per share.

The quotations provided are for the over the counter market which reflect interdealer prices without retail mark-up, mark-down or commissions, and may not represent actual transactions. The bid prices indicated have been obtained from sources believed to be reliable:


     Period                          Bid Price           Asked Price
                                   Low     High         Low       High

     09/30/03 - 12/31/03          $2.10    $5.75        $2.20     $6.00
     First Quarter 2004           $3.20    $4.65        $3.25     $4.90


      The Company has never paid dividends. The Company does not anticipate paying any dividends on its common stock in the foreseeable future and intends to devote any earnings to the development of its business.

     On October 17, 2003, the Registrant issued and transferred a total of 19,161,256 shares of its restricted Common Stock from its authorized but previously unissued Common Stock as the sole consideration in a share-for-share exchange to acquire its wholly-owned subsidiary and the subsidiary's business and assets.

Holders
-------

On  April 15, 2004, the Registrant had 32,877,319 shares of its
Common Stock outstanding of which only 1,034,000 shares are registered free-trading shares and 28,643,319 are restricted shares held by approximately 75 shareholders.

Common Stock
------------

Holders of our common stock are entitled to cash dividends when, and as may be declared by the board of directors. We do not intend to pay any dividends in the foreseeable future and investors should not rely on an investment in our common stock if they require dividend income. We intend to retain earnings, if any, to finance the development and expansion of our business. Future dividend policy will be subject to the discretion of our board of directors and will be based upon future earnings, if any, our financial condition, capital requirements, general business conditions and other factors. There can be no assurance that cash dividends of any kind will ever be paid.


                         USE OF PROCEEDS


We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders. If, and when, all of the outstanding Series "A" and Series "B" warrants are exercised by the warrantholders, the proceeds of $20,240,000 from the exercise shall be used by us for general corporate purposes.

    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview
--------

In September, 2003, the Company entered into an agreement to combine with Raptor Networks Technology, Inc., a closely-held California corporation, as its wholly-owned subsidiary. With completion of the acquisition transaction, the Company changed its name to Raptor Networks Technology, Inc., and, operating solely by and through its subsidiary, became engaged in the data network switching industry; in the design, production, sales and service of standards-based and proprietary high speed switching technology. As an aspect of the acquisition, on October 17, 2003 the officers and directors of Raptor Networks Technology, Inc. were appointed the management and the Board of Directors of the Registrant.

We designed a series of related products called the Ether-Raptor line, a modular set of Ethernet switching components based on a common set of proprietary hardware and software modules. We consider our Ether-Raptor family of products to have nearly universal application to users' inter-networking requirements.

The Company produced its first prototypes and applied for nine process, or utility, patents for the Ether-Raptor product line series. All of the patent applications were assigned to the Registrant. The Company's first Raptor product, the Ether-Raptor 1010, is commercially available and is currently being marketed.

For the period from inception of the Registrant's subsidiary, July 24, 2003, through our fiscal year ended December 31, 2003, we realized only minimal revenue; and that, only from service fees in the total amount of $5,000. There was no revenue from product sales. The fee revenue we did realize was only incidental to our product design and development activities in the period.

Expenses incurred for the period from inception, July 24, 2003, to December 31, 2003, were $7,603,435, comprised of cash disbursements for consulting fees, salaries, and selling and general administrative expenses in the total amount of $1,849,881 and restricted common stock issued for services and valued at $5,753,554.

At the end of the first third of 2004, we have still not realized any revenue whatsoever from product sales. While various evaluation units have been placed with potential customers for final evaluation, we do not expect to begin receipt of product sales revenue until late in the Second Quarter of 2004.

Going Concern Considerations; Subsequent Developments
-----------------------------------------------------

We incurred losses from operations since inception and, while having secured apparently substantial letters of intent to purchase our product systems equipment when available, to April 14, 2004 we have no sales orders or commitments and have generated only negligible revenue and significant losses. In order for the Company to sustain operations and implement our business plan at and after March 31, 2004, we needed additional capital to support operations until sufficient revenue from product sales can be achieved. Accordingly, the December 31, 2003 consolidated financial statements would likely have expressed substantial going concern doubt arising from those circumstances.

On April 1, 2004, however, the Registrant closed an equity financing for gross proceeds of $5.6 million. The funding was led by Satellite Strategic Finance Associates and involved several accredited and institutional investors, who comprise a number of the selling shareholders in this Prospectus, purchasing our Common Stock and Series "A" and Series "B" Warrants to purchase additional common stock. While there is no assurance that the Warrants will be exercised, if they are fully exercised according to their respective terms, the total gross value to the Company of this equity funding would increase to $24 million.

By March 2004, we completed a build of evaluation units of our launch product, the Ether Raptor 1010. Buoyed by our recent equity financing funding, the Company is now in the process of placing these units with a number of high potential launch customers and systems integrators. By the end of April, more than 30 of these evaluation units will be in the hands of evaluation customers. We expect revenue shipments to start in the time period from late May to early June 2004. We will expand our product offering throughout the remainder of 2004 to actively market half a dozen distinct network switches. We expect that this product evolution will commence as the first build of ER 1010 switches complete successful customer implementation. We further expect product performance to improve sequentially through a process of value engineering and feature enhancements provided by vendors and by the Company's initiatives alike. In the same period, we expect substantial cost improvements will be realized through volume efficiencies.

The Company is on track to substantially reduce overhead expense by relocating its principal offices into a Federal enterprise zone, by adding to employee headcount only as necessary to reduce time to market and by investing incrementally, consistent with realized revenue.

While expecting to be generally influenced by changes in rates of inflation, interest rates and overall economic activity, we don't anticipate that we will be significantly or particularly affected by future inflation in our future data network switching business commercial activities.

The following should be read in conjunction with our Consolidated
Financial Statements and the related notes included elsewhere in this Prospectus.

Forward-Looking Statements and Associated Risks
-----------------------------------------------

Except for historical information contained herein, the matters discussed in this report are forward-looking statements made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These forward-looking statements are based largely on our expectation and are subject to a number of risks and uncertainties, including but not limited to factors discussed elsewhere in this prospectus and in other documents filed by us with the Securities and Exchange Commission from time to time. Many of these factors are beyond our control. Actual results could differ materially from the forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this prospectus will, in fact, occur.

Critical Accounting Policies
----------------------------

General

Our discussion and analysis of our financial condition and our plan of operation and the results of our operations are based upon our financial statements and the data used to prepare them. The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States. On an ongoing basis we endeavor and plan to re-evaluate our judgements and estimates including those related to product variables, bad debts, inventories, long-lived assets, income taxes, litigation and contingencies. We base our estimates and judgements on our brief historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Actual results may differ from these estimates under different assumptions or conditions.

Accounting for income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes, which generally requires recognition of deferred tax assets and liabilities for the expected future tax benefits or consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting carrying values and the tax bases of assets and liabilities, and are measured by applying enacted tax rates and laws for the taxable years in which those differences are expected to reverse.

Results of Operations
---------------------

The following table sets forth, as a percentage of (loss) from operations, certain items appearing in the Company's statement of operations. The Company has not realized any revenue from product sales since inception (July 24, 2003).


                                         Period from
                                          Inception
                                        (July 24, 2003)
                                        to December 31,
                                              2003
                                      --------------------

Income (loss) from operations         $   (7,598,435)  100%
                                      --------------
Expenses                              $    7,603,435   100%
                                      --------------
Expenses:
  Selling, General & Administrative          789,338  10.4%
  Consulting                                 362,514   4.8%
  Stock for Services                       5,753,554  75.7%
  Salary expense                             698,029   9.2%
                                      --------------
Total operating expenses                   7,603,435   100%
                                      ==============

Net (loss) from operations            $   (7,598,435)  100%
                                      ==============

The Company has incurred significant net losses since its inception, i.e. July 24, 2003. These losses will hopefully have resulted in net operating loss carryforwards when we begin to achieve and then sustain revenues from product sales. The Company recorded its losses without recording them as deferred income tax assets, offsets against future tax liability, since future utilization of these losses is subject to the Company's ability to generate taxable income. There was no taxable income to speak of from the Company's inception in July of 2003 through the first third of 2004 since we have yet to generate any product sales revenue.

Liquidity and Capital Resources
-------------------------------

The Company's working capital at April 15, 2004 (unaudited) was
$4,708,333. All of its working capital was attributable to net cash provided from closing an equity financing on April 1, 2004 for gross proceeds of $5.6 Million.

Since inception, the Company has funded its development stage activity through the private placement of securities. In September 2003, prior to the reverse merger acquisition transaction, the Company raised $2,313,810 of gross proceeds from the private placement of 4,627,619 shares of common stock which were exchanged share-for-share for our common stock on October 17, 2003.

Recent Accounting Pronouncements
--------------------------------

The Company does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, will have a material effect on the Company's consolidated financial position, results of operations or cash flows.

Changes In and Disagreements with Accountants on Accounting and
Financial Disclosure
---------------------------------------------------------------

The Company has had no change of, nor disagreement with, its accountants since inception.

                            BUSINESS

General
-------

Special Cautionary Notice Regarding Forward-Looking Statements
--------------------------------------------------------------

Various matters discussed in this document and in documents incorporated by reference herein, including matters discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations", may constitute forward-looking statements for purposes of the Securities Act and the Securities Exchange Act. These forward-looking statements may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Pacific InterMedia, Inc. (the "Company") to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. The words "expect", "anticipate", "intend", "plan", "believe", "seek", "estimate", and other similar expressions are intended to identify such forward-looking statements. The Company's actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors. All written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by these cautionary statements.

Background
----------

The Company was organized under the laws of the State of Colorado on January 22, 2001. Originally the Company offered EDGAR filing services to companies outsourcing the formatting and electronic filing of registration statements, periodic reports and other forms with the U. S. Securities and Exchange Commission but only minimal revenues were generated from its inception.

On October 17, 2003, the Company completed a business combination transaction with Raptor Networks Technology, Inc., a closely held California corporation ("Raptor"). The Registrant acquired all of the issued and outstanding capital stock of Raptor in a cashless common stock share-for-share exchange in which Raptor became a wholly-owned subsidiary of the Company. With completion of the overall acquisition transaction, we terminated previous operations and, by and through Raptor Networks Technology, became engaged in the data network switching industry; in the design, production, sales and service of standards-based and proprietary high speed switching technology applied to sophisticated inter-networking systems, operating in a large variety of new and existing government and private sector network systems.

The Company's subsidiary is itself a start-up, development stage company, initially formed in September, 2002 and incorporated in July, 2003 to design, manufacture and market an innovative, proprietary switching technology to enable and enhance advanced data transmission in internetworking application. With completion of the acquisition, the Company entered the business of, and by and through its wholly owned subsidiary.

Products
--------

We are still in the earliest stage of commercial operations and have realized no revenues from product sales to date (i.e. April 14, 2004). We have designed a series of related products we call the Ether-Raptor line, a modular set of Ethernet switching components based on a common set of proprietary hardware and software modules which can be produced with line cards from base units. In our view, the Ether-Raptor family of products have nearly universal application to user's internetworking requirements and can be utilized anywhere on a network where an advanced switch is required.

Distributed computing and accelerated use of the Internet have driven an exponential expansion in the use of internetworking for more than thirty years. Networks in place today were engineered based upon standards and technology optimized for handling a single data type, character data, that was prevalent thirty years ago. Today's sophisticated applications often require multiple data types with speed and bandwidth requirements so high that prevailing network technology is simply not up to the task and upgrade is generally not cost justifiable, thereby slowing the growth and utilization of advanced network applications, or limiting the total available number of subscribers on a given network.

New applications such or video on demand, remote synchronous data storage mirroring, global clustering, business continuance, disaster recovery and distance learning are a few of the network applications types that will generate increased and new revenue streams for any enterprise offering them. But the cost to replace or upgrade existing networks with requisite, efficient high bandwidth infrastructure causes these new applications to be cost prohibitive. Government regulatory requirements are also demanding system replacements and upgrades to be made as well, regardless of financial justification.

Our switch technology provides Gigabit and 10 Gigabit Ethernet communications at wire speed, with Layer 2/3/4 Switching/Routing and excellent bandwidth/priority control. One of the most difficult types of data to handle is Video over Internet Protocol. By optimizing the handling of all data packets on a network, that is, treating them as though they were all video data, the Company's design and equipment enables true wire speed networks and achieves two objectives for the user community. First, they enable voice, video, storage, and other sophisticated applications that enterprises will use to establish new revenues streams at a justifiable cost. Secondly, that ability is accomplished by augmenting, rather than replacing, the existing internetworking infrastructure those enterprises now use, leveraging existing capital investment in place by the user, minimizing the additional capital expense required for supporting these new applications and leading to increased user revenue opportunities.

The Company has produced its initial evaluation units and applied for ten (10) process, or utility, patents for the Ether-Raptor product series.

Current State of Progress
-------------------------

Built up unsatisfied demand is, in the Company's view, presented in the marketplace since few Local Area Networks ("LAN") systems are capable of delivering these specialized data streams. Current network users are kept hoping and waiting that their LAN vendor will improve or upgrade for these data streams. Internet Protocol ("IP") Telephony in the form of Voice over Internet Protocol ("VoIP") is gaining acceptance quickly because smaller installations can exist on legacy LAN systems. For example, one major supplier has delivered over 2 Million IP phones.

Video over IP is stalled, however waiting for cost effective delivery platforms. CATV Cable and telephone companies are able to implement Video over IP because of their longer return on investment expectations. A lower cost solution will energize this industry sector.

Media storage companies are actively trying to get Storage Area Networks ("SAN") to SAN over IP and Internet Small Computer System Interface ("iSCSI") delivery working over IP networks but cannot find delivery systems that can handle the load. They are presently using point-to-point fiber optic technology to satisfy need but that approach is both expensive and wastes useful bandwidth.

Raptor-"like" products are not yet available, but likely will be late in 2004. This is a market need that will be satisfied.

Following are some of the requirements for various high bandwidth applications:

Technology Refresh
------------------

In Europe many customers have retained large Fiber Distributed Data Interface ("FDDI") networks because their resiliency and robust failure recovery was legendary. FDDI was a high speed data transport system that was used in areas where redundancy and resiliency was required. FDDI (100 Megabits/second) was much faster than its counterparts at that time, Ethernet at 10 Megabits/second and Token Ring at 16 Megabits/second. Over 5,000 FDDI networks are still in operation in Europe with 1,000 in the U.K. alone. Standard Gigabit Ethernet offerings however do not enable upgrade from FDDI anytime soon. The Ether-Raptor product range offers a resilient and robust recovery scenario similar to FDDI. This positions the Ether-Raptor to capture a significant share of this market via strategically placed partners in the Europe, Middle East and African regions.


Video/Over IP:
-------------

Users have been waiting for technology that lets them use the bandwidth available. Various distribution applications have been waiting for technology to arrive that is cost effective, robust and can deliver high quality video services to clients. Several large corporations have attempted to satisfy this need in the past, such as Pacific Bell (Prior to the SBC merger), termed "Cinema of the Future". This attempt failed, largely because of the high costs of applicable technology at the time. Demand has grown because of this history, and because theft of Intellectual Property and subsequent release of bootleg DVDs costs many millions of dollars each year. Ether-Raptor provides the high quality and robust connectivity that is required and meets the effective cost models now in force. We plan to penetrate this market through specialist reseller partners in the industry with whom we are currently seeking and entering into agreements.

IP Telephony
------------

VoIP is now a mature market which has many large commercial participants offering solutions. A problem occurs where network users purchase VoIP solutions and try to implement them in existing networks. Support for VoIP is "claimed" by all network switch vendors, but support "claims" are often short of the real requirement. In at least one case, attempted implementation raised so many problems that full implementation was delayed until the network problems were resolved. The resolution in that case was to "upgrade" the network with many new switch systems, and large increases in capital expenditure.

Storage
-------

IP Storage has become that fastest growing area of the storage world. Within this growing market is a sub classification that covers clustered IP storage, and this sub class is the fastest growing section of IP storage. Clustered IP storage requires robust connectivity with fast fail over capabilities. Disaster recovery dictates that strategic components of the recovery solution must have unit level redundancy. Ether-Raptor is the only Ethernet switching solution within our knowledge that provides a single solution.

Target Customer Profile
-----------------------

Our  products  can  be used by any enterprise  requiring  network transport  of  data.  Presently,  we  are  concentrating  on  the
Ethernet/IP switching/Routing Market. We envision that in the shorter term we will remain in this area. During this time frame, we expect to partner with long haul vendors to provide other network transport support. Adoption of high return applications such as streaming video, distance learning, business continuance and remote, synchronous database mirroring will drive the demand for increased network bandwidth and for our products. The points below identify industries with particularly urgent high bandwidth, data transport needs:

  * Cable television companies will soon provide video and programming on demand as well as all digital delivery of programming. Present installations use a timed schedule of programs and films which require the viewer to wait for the program to start. In the near future this will be delivered as true "On Demand" service with the introduction of services that will deliver the program or film within seconds of the viewer's request.

  * Value added services such as customer requested high quality program recording, which can be carried out on multiple channels simultaneously giving the viewer more control of their entertainment. Other premium services can also be delivered because access is fast and "On Demand".

  * Hotels, hospitals and university campuses will deliver video on demand.

  * Financial trading houses, newspaper companies, television companies and government offices will use IP/Television

  * Government, homeland security organizations, cities, police forces, prison authorities, DOT divisions and courts have mandated video surveillance requirements.

  * Major enterprises will turn to voice over IP for significant savings compared to telecommunications voice transport.

  *  Telecommunication   companies   will    use    high-density,
     IP/Telephony transport systems to reduce costs and improve utilization of their existing systems.

  *  Companies addressing business continuance will  use  Storage
     Area Networking over IP to access vital data with no recovery period after a failure.

  * Enterprises that need to improve access to central storage services, archives or economize by centralizing storage.

Our system features provide smooth handing of data protocols that are poorly handled by prevailing network switching systems. Our data protocols provide the ability to efficiently move modern, multimedia data sets that include video, storage and IP/Telephony. The Ether-Raptor product line enables technologies that were until today, disparate islands of technology by allowing the data stream to be identified and handled as special types of traffic. The advanced concept and features of Ether-Raptor provide wherewithal to fulfill the promise that the

Internet first offered, allowing users and applications free access to all forms of information. This is possible because of the Ether-Raptor's ability to do more of the "intelligent" work of a data network, to detect many types of data streams and to apply variable priority handling without the need to operate above layer 2 switching. This is Content Aware Switching, which is required by customers today who wish to reduce network complexity while retaining control of data movement.

Transmission bandwidth utilization, or efficiency, is always a problem. Getting the maximum cost efficiency out of a fiber optic pair is essential. The control of several different forms of data over a single fiber optic pair means that Quality of Service becomes important. Static forms exist in today's systems, but a need for dynamic classification exists and is not being satisfied. Quality of Service is a term that refers to the ability to provide a good transport service for multiple data streams.

Latency variations caused by different data types working on the same fiber pair can be devastating to specialist data types and must be avoided. So customers build parallel networks with all the attendant costs involved. Our systems mitigate the necessity for parallel networks. A good analogy for these abilities is the motor vehicle freeway.

With the normal freeway what you get is what is left after all other users get their space. This is why gridlock happens. LAN switches also get gridlock.

Ether-Raptor dynamically allocates a "special lane" for a special stream, or denies access to certain traffic, or puts all other traffic in one lane. We do it by detecting that the "special" is coming, Ether-Raptor allocates the lane and gives the lane back until the next special comes along.

The  Ether-Raptor product range provides Gigabit Ethernet and  10
Gigabit Ethernet densities from 24 Ports of Gigabit Ethernet, up to 192 ports of Gigabit Ethernet and from 4 Ports of 10 Gigabit
Ethernet, up to 16 Ports of 10 Gigabit Ethernet.

The form factor and upgrade ability of our product range is unique. Several of its operating characteristics are proprietary and totally unique to our Ether-Raptor product line.

Market Definition
-----------------

The  Company's products will reach the specialist data  transport
market   where   present  needs  for  increased  speed,   greater
capabilities and affordability are not adequately addressed by existing switch technology.

We think that present LAN switching and routing vendors have too much invested in their present platforms to want to rush to address these issues. Customers wait and they create a demand for their new products when they finally arrive. Often the specialist areas are not those vendor's core market, a variety of networking products. This network products market is going to change soon. The core market is enhancing the specialist market.

Today, multimedia features are demanded by practically all data producing applications. Internal information systems (Intranets) have many multimedia data sources that require higher bandwidth and throughput.

Video on demand, programming on demand, video conferencing and video surveillance requires high bandwidth with low latency and minimal jitter. Voice over IP telephony requires high capability and efficient network switching. VoIP is expanding out of the small office into enterprise-wide coverage. Storage requirements continue to expand and require many additional components, network strategies and can flow in a more cohesive, consistent, cost effect pattern than is presently the case today.

This burgeoning market will be greatly satisfied by new technology that will be arriving in the marketplace soon. Some of our competitors are currently investigating the same technology we are using but have only, in our view, started or are even only in the definition phase: they are and will be significantly impeded in the implementation phase. Customers are always looking to deploy newer, faster and more versatile technology to give them an edge over their competition. We think we have a significant competitive opportunity by bringing their new, more versatile and faster products to market quicker and at a substantial cost savings over their competitors.

Competition
-----------

Our competition now provides many important elements of protocol handling in software. We gain a considerable price and performance advantage by moving these processes into hardware. Present vendor offerings include a portion of protocol handling that exists outside hardware as software. Software operates more slowly than hardware and therefore causes latency differences that diminish the quality of Voice, Video and Storage over IP. Solutions by others have appeared and are capable of doing these jobs, but they are far too expensive to implement, even in a new network. Present vendors perform too much of the operations in hardware. This causes latency problems because more chips are involved, more inter-chip communication is performed and more complex cards, with attendant mean time between failure (MTBF) problems and greater failure rates, are needed. Our solution has all the control operations directly in the switch chips. That means less inter-chip operations and fewer chips overall. Latency improves, reliability improves, and costs are reduced.

More importantly, we think that we usher in a new era of continuous switch performance improvement in the industry. In some ways, this can be thought of as a version of Moore's Law of integrated circuit improvement applied, for the first time, to switching technology. Moore's law normally applies to processors and states that processing power will double; chip size and costs are cut in half, every eighteen months. We believe that this law should also apply to the LAN communications world. We have therefore adopted Moore's Law for LAN switches. For Raptor's competitors, this will be a particularly difficult position to overcome.

Other companies have cost models that need their present offerings to remain in place. A competitor would not only have to design a product competitive with ours but would then have to redesign all of its other products so that their new products would integrate. Not only would this be a huge investment, it would also take a much longer time to deploy. And, such competitors would then have the problem of selling their installed customer base on the enormous cost of replacing their entire network infrastructure with their new product line. This is the essence of our message to our target audience. We are not required to ask the customer to replace their entire network. Our system simply fits around it, enabling a seamless deployment to our clients.


By March 2004, we had completed a build of evaluation units of the launch product, the Ether Raptor 1010. We are now in the process of placing these units with a number of high potential launch customers and systems integrators. By the end of April, more than 30 of these evaluation units will be in the hands of evaluation customers; revenue shipments will start in the time period from late May to early June 2004. We expect to expand our product offering throughout the remainder of 2004 to actively market half a dozen distinct network switches. This product evolution will commence when the first build of ER 1010 switches complete successful customer implementation. We expect product performance to improve sequentially through a process of value engineering and feature enhancements provided by vendors and by our own initiatives alike. In the same period, we expect substantial cost improvements will be realized through volume efficiencies.

The Company is on track to substantially reduce overhead expense by considering relocation of our offices into a Federal enterprise zone, by adding headcount only as necessary to reduce product time to market, and by investing our resources incrementally consistent with the realized revenue.

While current activity and previous letters of intent in the Company's hands may represent substantial near-term prospective revenue, for the period commencing with inception in September, 2003, to the present, we have operated, and are still now operating, at a loss and have realized only negligible revenue. While increasingly optimistic with regard to prospective business, we can give no assurance that we will not encounter unforeseen and unanticipated obstacles to near-term revenue, or ultimately to profitability.

It is our considered view that our closing of that April 1, 2004 round of financing for gross proceeds of $5.6 Million enables full commercial launch of our high performance Gigabit and 10
Gigabit Ethernet switch products.

Employees
---------

At April 15, 2004, the Company had 26 full time employees, including: 9 in sales and customer service; 2 in fulfillment and distribution; 8 in research and development; 3 in administrative positions; and 4 in management. None of the Company's employees are represented by a labor union, nor governed by any collective bargaining agreements. The Company considers relations with its employees as satisfactory.

Description of Property
-----------------------

We presently lease 3,600 square feet of office space at 65 Enterprise Road, Aliso Viejo, California 92656 where our telephone number is (949) 330-6540. We outsource all of our fabrication, assembly, testing and shipping to third parties better equipped for those tasks than we are. We are considering relocation to a nearby Federal Enterprise Zone with reduced housing and overhead expense prospects.

Legal Proceedings
-----------------

We have been served with process in two separate state court lawsuits originally filed in February of 2004 by former employees. Both actions name the Company's wholly owned subsidiary, three of the Company's officers individually and from 1 to 50 unknown persons, or "Does" as Defendants.

The first complaint, Shapiro v. Raptor Networks Technology, Inc.,
                     -------------------------------------------
a California corporation, et al, Case No.: 04 CC 02880 in the Superior Court of California for Orange County, purports to be a claim for establishment and enforcement of an alleged interest in certain of the Company's intellectual property asserted by the Plaintiff and supposedly arising from a defunct partnership agreement by and between the Plaintiff and two (2) of the Company's officers, Edwin Hoffman and Ananda Perera. The Plaintiff's Complaint alleges eight counts, apparently triggered by the Plaintiff's involuntary termination as an employee by the Company near the end of January, 2004 and prays for various and sundry damages "in excess of $10 Million".


We have reviewed the Plaintiff's allegations and engaged counsel to defend the Plaintiff's claim and allegations. Based upon the allegations of the Complaint and consideration of the actual facts, the Registrant views the claim in all counts alleged to be wholly without merit and accordingly, frivolous. The Registrant intends to vigorously defend the claim and to enforce each and all remedies available to it in the circumstances.


The second complaint, Kelly, Hemstreet and Weiner vs. Raptor
                      --------------------------------------
Networks Technology, Inc., a California corporation, et al, Case
-------------------------
No. 04CC 03377 also in the Superior Court of California for the County of Orange, purports to state a claim for wrongful termination and for false and misleading conduct by the Company in the public interest and for emotional distress and invasion of privacy following and apparently arising from the involuntary termination of the three Plaintiffs by the Company within from seven (7) to fourteen (14) days of their respective hiring by the Company. The claim here too seeks a variety of monetary rewards but in this case the various amounts sought by the Plaintiffs are unspecified.

The Company views the second complaint to be without merit whatsoever and intends to vigorously pursue total defense of the claim and each and every remedy available to it as named
Defendant in this frivolous litigation by the Plaintiffs.


On April 5, 2004, the Company received a letter from a local law firm threatening suit against three of the Company's officers, the Company itself and the Company's corporate counsel on behalf of the Company's former President and Director, Lyle Pearson. The letter threatens claims for "wrongful termination, breach of contract, breach of fiduciary duty and fraud", and apparently arises from Pearson's resignation as an officer and director of the Company on March 12, 2004. The Company entered into a separation agreement with Pearson within days of his resignation and was accordingly, until recently uncertain with respect to any basis to those threatened claims. The Company views the purported claims are unsupportable.

The Company's separation agreement with Pearson requires Pearson to surrender his four million shares of the Company's restricted Common Stock for cancellation by the Company, in exchange for 500,000 restricted shares issued to him by the Company from authorized, previously unissued Common Stock and other significant consideration. The Company subsequently came to be informed that Pearson had purportedly instead fraudulently transferred the 4,000,000 shares to an entity called Palisades Capital for what the Registrant considers to be illusory consideration and for the purpose of evading the restrictions encumbering the stock as "legend" stock.

   The purported transferee is part of a group with which Pearson had evidently been colluding, prior to his departure as the Registrant's chief executive officer, to cause the Company to enter into a blatantly destructive "financing" arrangement which the Company avoided notwithstanding the group's adverse efforts.

    On May 4, 2004, the Company filed a lawsuit in Santa Anna, California seeking enforcement of its agreement with Pearson and for fraud and other causes of action against Pearson, Palisades Capital, its principals and others, seeking various relief from the named defendants and imposition of an injunction preventing disposition of Pearson's restricted Common Stock pending final resolution of the litigation.

      At hearing on the same day, based upon the Registrant's statement of irreparable harm, the Court granted the Company's plea and entered a temporary restraining order prohibiting transfer or other disposition of the Pearson stock pending further order of the Court and setting a show cause hearing for May 19, 2004 in the matter as to why the restraining order shouldn't remain in place. The Company posted a $10,000 bond in connection with the Court's imposition of the temporary restraining order.

      In the course of opposing enforcement of the Pearson contract and in opposing imposition of the restraining order, Defendants Palisades and its principals stated and plead an immediate intent to sell and dispose of the Pearson stock by sales of the restricted stock outside the United States without regard to the Company' ownership interest in the shares. The Registrant intends to vigorously prosecute this litigation and to pursue all and every remedy available to it in the circumstances presented in this litigation.

                           MANAGEMENT

Directors and Executive Officers
--------------------------------

Our directors, control persons and executive officers are as follows:

Name                              Age           Position
----                              ---           --------
Thomas M. Wittenschlaeger(1)      45            President, Chief
                                                Executive Officer and
Director(1)

Lyle Pearson(2)                   51            Former President,
                                                Chief Executive
                                                Officer, and Director

Edwin Hoffman                     53            Vice President and Chief
                                                Technical Officer,
                                                Director

Ananda Perera(3)                  46            Vice President,
                                                Engineering and Director

Bob VanLeyen                      60            Chief Financial Officer


(1)  Mr. Wittenschlaeger joined the Company as Chief Executive
     Officer and was appointed a Director on March 15, 2004 and March 16, 2004, respectively

(2) Mr. Pearson resigned as an officer and director of the Registrant on March 12, 2004.

(3) Mr. Perera was appointed a Director of the Registrant on March 16, 2004.

Thomas M. Wittenschlaeger, President and Chief Executive Officer
----------------------------------------------------------------
- Mr. Wittenschlaeger joined the Company on March 15, 2004 following and in consequence of Mr. Pearson's departure. Mr. Wittenschlaeger has accumulated more than twenty-two (22) years of experience in the high technology products and services area, much of it in general management with leadership positions in operating units ranging in size from $3 million to $500 million in annual revenues. He is a 1979 graduate of the U.S. Naval Academy in Annapolis, Maryland with a B.S. in electrical engineering and post-graduate work in nuclear engineering. He is also a graduate of the UCLA Executive Program in Business and co-founder of that University's Executive Program in Marketing. Mr. Wittenschlaeger currently lectures in the business schools of UCLA, University of Indiana and the University of Mainz (Germany).

Edwin Hoffman, Vice President and Chief Technical Officer - Mr.
---------------------------------------------------------
Hoffman has extensive engineering and sales experience with companies such as Reuters, Alcatel, Digital Equipment Corporation
(DEC), Cabletron, Marconi, and MTI. He has managed various mixed technology projects with individual project revenues of more than $80 million and total revenues in excess of $100 million annually. In the last five years he has held various sales engineering, account management, and executive positions for Cabletron Systems, MTI and DEC. Mr. Hoffman obtained a diploma and was given an achievement award for computer engineering science at the Control Data Institute in London, England.

Ananda Perera, Vice President, Engineering - Mr. Perera has
------------------------------------------
worked in high-tech industry for more than 28 years. As Senior Technology Architect, Mr. Perera managed system engineering groups in various technology manufacturing companies, including Amdahl and Fujitsu. He has also gained industry experience working as a consultant for various Internet based companies. He has served as Director of Quality and Technology for Viacom. Mr. Perera holds an Engineering degree from the University of Colombo in Sri Lanka, as well as other credentials in the area of networking and storage technology.

Bob VanLeyen, Chief Financial Officer - Mr. VanLeyen has more
-------------------------------------
than twenty-four years of experience working in the high-tech industry in executive positions in Finance, Operations and General Management. He was employed for twelve years by Mentor Graphics, ten years with Data General Corporation, and two years with Wyle Systems. Mr. VanLeyen has managed extensive financial operations organizations in Europe, Asia, and the United States. He attended the Dutch Institute of Chartered Auditors and holds Dutch degrees equivalent to U.S. Bachelors and Masters degrees in Business Administration.

Compliance with Section 16(a) of the Exchange Act
-------------------------------------------------

Section 16(a) of the Securities Exchange Act of 1934 may require the Company's directors and officers, and persons who own more than ten-percent (10%) of the company's common stock, to file with the Securities and Exchange Commission reports of ownership on Form 3 and reports of change in ownership on Forms 4 and 5. Such officers, directors and ten-percent stockholders are also required to furnish the company with copies of all Section 16(a) reports they file. Based solely on its review of the copies of such forms received by the company and on written representations from certain reporting persons, the company believes that all
Section 16(a) reports applicable to its officers, directors and ten-percent stockholders with respect to the fiscal year ended December 31, 2003 were filed.

Board of Directors
------------------

Each director is elected at our annual meeting of shareholders and holds office until the next annual meeting of stockholders, or until the successors are elected and qualified. At present, our bylaws provide for not loess than one director. Currently, we have four directors. The bylaws permit the Board of Directors to fill any vacancy and such director may serve until the next annual meeting of shareholders or until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contracts, at the discretion of the Board. There are no familial relationships between any of the executive officers and directors. Our officers devote full time to the business of the Company.

Board Committees
----------------


The Board of Directors has not established an audit committee or a compensation committee. The Board establishes guidelines and standards relating to the determination of executive compensation and compensation for our other employees. The Board is currently considering and intends to implement and administer a common stock incentive plan and intends to determine the number of shares covered by, and terms of, options to be granted to executive officers and other employees under this plan.

The Board of Directors recommends independent auditors, reviews internal financial information, reviews audit reports and management letters, participates in the determination of the adequacy of the internal accounting control system, reviews the results of audits with independent auditors, oversees quarterly and yearly reporting, and is responsible for policies, procedures, and other matters relating to business integrity, ethics and conflicts of interests.

Compensation of Directors
-------------------------

Directors are currently not compensated for serving on our board of directors.

Executive Compensation
----------------------

The following table sets forth the compensation we paid for services performed on our behalf by officers from inception (July
24, 2003) to April 15, 2004:


                                            SUMMARY COMPENSATION TABLE

----------------------------------------------------------------------------------------------------------------
                                 Annual Compensation                               Long-Term Compensation
                          --------------------------------                  ------------------------------------
                                                                              Awards    Payouts
                                                                            ------------------------------------
                                                                            Securities
Name and                                                        Other       Underlying
Principal                                                      Annual        Options/     LTIP      All Other
Position                   Year      Salary($)  Bonus($)   Compensation(#)   SARs (#)    Payouts   Compensation
----------------------------------------------------------------------------------------------------------------
Lyle Pearson               2003/     $139,583      -            -             -           -           -
Former President and       2004
Director (1)

Edwin Hoffman              2003/     $118,542      -            -             -           -           -
Vice President and         2004
Director

Ananda Perera              2003/     $118,333      -            -             -           -           -
Vice President of          2004
Engineering and
Director

Bob Van Leyen              2003/     $ 91,628      -            -           500,000       -          400,000(2)
Chief Financial Officer    2004

Thomas M. Wittenschlaeger  2004      $ 17,000      -            -             -           -        3,000,000(3)
President, Chief Executive
Officer and Director


(1) Mr. Pearson resigned as of officer and director of the Company on March 12, 2004.

(2) Mr. Van Leyen was issued 400,000 shares of the Company's restricted Common Stock in March, 2004 for par value.

(3) Mr. Wittenschlaeger was issued 3,000,000 shares of the Company's restricted Common Stock upon engagement as the Company's President and Chief Executive Officer on March 15, 2004.


There are no annuity, pension or retirement benefits currently proposed to be paid to Officers, Directors, or employees in the event of retirement at normal retirement date pursuant to any existing plan provided by the Registrant.

We have no employment agreements in place at April 15, 2004.

The Company has no formal stock option plan, but has granted options to employees. All options were granted between September 2003 and December 2003 with an exercise price of $1.50 per share and vest one-third annually over three (3) years, on the anniversary of date of grant. The following table summarizes options granted and outstanding at December 31, 2003.

                      Equity Compensation Plan Information
                      ------------------------------------


       Plan Category           Number of Securities to     Weighted average       Number of securities
                              be issued upon exercise of   exercise price of     remaining available for
                                 outstanding options,      outstanding options,      future issuance
                                 warrants and rights       warrants and rights
                                          (a)                       (b)                      (c)
----------------------------  --------------------------  --------------------   -----------------------
Equity compensation plans
approved by security holders

Equity compensation plans             1,405,000                   $1.50                     -
not approved by security
holders

Total                                 1,405,000             (Aggregate Price)               -
                                                                $2,107,500


The following table sets forth certain information concerning grants of non-plan options to the Named Executive Officers during the period from inception (July 24, 2003) to March 31, 2004:

                  OPTION GRANTS FOR FISCAL YEAR ENDED DECEMBER 31, 2003

                                          Individual Grants
                        Number of            Percent of
                        Securities          Total Options
                        Underlying            granted          Exercise or
                     Options Granted        to Employees       Base Price     Expiration
Name                     (shares)           in Fiscal Year     ($/share)         Date
----------------------------------------------------------------------------------------
___________________         -       (a)            -               -               -

Bob Van Leyen            500,000    (b)                %        $ 1.50       See Note (b)


(a)  No options were granted during the First Quarter of 2004.

(b) The Company granted Mr. Van Leyen options to purchase 500,000 shares of its common stock at an exercise price of $1.50 per share which vest over three year at the rate of 166,667 options on each of September 27, 2004, 2005 and 2006.

                      CERTAIN TRANSACTIONS

At April 15, 2004, the Registrant had issued a total of 3,136,100 shares of its restricted Common Stock to Alchemy Advisors, LLC and Atlantic Communications, Inc., entities under the common control of Mirco Teta, a control person in return for consulting services received by us in the area of financial planning and administration. When aggregated, the shares issued to those two entities represent 10.6% of the Company's issued and outstanding common stock.

In November, 2003 at the suggestion of Mr. Teta, a consultant/control person, the Company leased an apartment in London, U.K., to be used in connection with solicitation of potential European relations within the European Union. We entered into a twelve (12) month pre-paid lease for the apartment at a cost of approximately $28,000. By March, 2004, management had come to view the lease as superfluous and suggested to the consultant that the lease cost, in retrospect, was unwarranted. Following further discussion, Mr. Teta agreed and proposed assumption of the lease and reimbursement of the Company for the entire cost. On April 7, 2004, in keeping with that resolution, the Company received $28,310 from the consultant and closed the matter.

During the period between January 2, 2004 and March 31, 2004, the Company secured interim financing in the form of a convertible bridge loan in the amount of $1,014,290. The loan was organized by the same consultant/shareholder. All of the final terms of the convertible loan have not been determined but the Company expects that it will convert to common stock at the conversion price of $3.50 per share. Pending determination of final terms, this interim funding is treated as Company debt.

                     PRINCIPAL SHAREHOLDERS


The following sets forth as of April 15, 2004; the beneficial ownership of Raptor Networks Technology, Inc. common stock by each person known to us to beneficially own more than five percent (5%) of the Company's common stock outstanding as of such date and by the officers and directors of the company as a group.


                                 April 15, 2004
                                 --------------

                     Name and Address                   Number       Percentage
Title of Class (1)   of Beneficial Owner               ofShares       Of Class
------------------   -------------------             ------------    ----------
Common Stock         Thomas M. Wittenschlaeger         3,000,000         10.1
                     65 Enterprise Road
                     Aliso Viejo, CA 92656

Common Stock         Bob VanLeyen                        400,000          1.3
                     65 Enterprise Road
                     Aliso Viejo, CA 92656

Common Stock         Edwin Hoffman                     3,000,000         10.1
                     65 Enterprise Road
                     Aliso Viejo, CA 92656

Common Stock         Ananda Perera                     3,000,000         10.1
                     65 Enterprise Road
                     Aliso Viejo, CA 92656


Common Stock         Lyle Pearson (1)                  4,000,000         13.5
                     65 Enterprise Road
                     Aliso Viejo, CA 92656

Common Stock         Turki bin Abdullah                1,072,456(2)       3.6
                     Fininfor Conseil
                     11 rue du General-Du-Four
                     1204 Geneve, Switzerland

Common Stock         Almamlaka, Ltd.                     672,000(2)       2.3
                     Fininfor Conseil
                     11 rue du General-Du-Four
                     1204 Geneve, Switzerland

Common Stock         The Leopard-Alliance
                      Company, Ltd                       672,000(2)       2.3
                     Fininfor Conseil
                     11 rue du General-Du-Four
                     1204 Geneve, Switzerland

Common Stock         Tarek Obaid                         683,463(2)       2.3
                     Fininfor Conseil
                     11 rue du General-Du-Four
                     1204 Geneve, Switzerland


(1)    See "Legal Proceedings".



Common Stock         Alchemy Advisors, LLC             1,690,000(3)       5.7
                     99 South Park Avenue, #31
                     Rockville Centre, NY  11570

Common Stock         Atlantic Communications, Inc.     1,446,100(3)       4.9
                     99 South Park Avenue, #31
                     Rockville Centre, NY  11570

Common Stock         Emma Teta                           287,700(3)       0.9
                     99 South Park Avenue, #31
                     Rockville Centre, NY  11570
                                                       ----------        ----           ----

Total Shares of 5% or more Beneficial Ownership        19,923,719        67.1
Total Shares of Officers and Directors as a Group       9,400,000        45.2
Total Shares Issued and Outstanding (April 15, 2004)   29,677,319


(1) Except as otherwise indicated, all shares are owned directly.
(2) Shares attributed to and deemed controlled by Tarek Obaid. When aggregated, Mr. Obaid should be considered to control 10.5% of the Company's issued and outstanding Common Stock.
(3) Shares attributed to and deemed controlled by Mirco Teta. When aggregated, Mr. Teta should be considered to control 11.5% of the Company's issued and outstanding Common Stock.

                    DESCRIPTION OF SECURITIES

As of April 15, 2004, we had authorized 50,000,000 shares of par value $0.001 common stock, with 29,677,319 shares issued and outstanding, held by approximately 90 shareholders. Additionally, we have authorized 5,000,000 shares of preferred stock. None of the shares of the authorized preferred stock is outstanding.

Common Stock
------------

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, will be duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock
---------------

We are authorized to issue 5,000,000 shares of Preferred Stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method
of discouraging, delaying or preventing a change in control.   At
April 15, 2004, there are no shares of preferred stock issued and outstanding.

Transfer Agent
--------------


The Transfer Agent for our shares of Common Stock is First
American Stock Transfer, 706 E. Bell Rd., Suite 202, Phoenix,
Arizona 85022.  The telephone number for First American Stock
Transfer, Inc. is: (602) 485-1346.

                    SELLING SECURITY HOLDERS

This prospectus relates to the registration of shares of our common stock and shares of our common stock underlying Series "A" and Series "B" Common Stock Purchase Warrants held by various parties listed below. We will not receive any proceeds from the sale of the shares by the selling shareholders. If, and when, the Warrants are exercised by the selling shareholders, the proceeds of $18,400,000 from total exercise will be used by the Company for general corporate purposes. The selling shareholders may resell the shares they acquire by means of this Prospectus from time to time in the public market. The costs of registering the shares offered by the selling shareholders are being paid by us. The selling shareholders will pay all other costs of the sale of the shares offered by them.

The following table sets forth the name of the selling shareholders, the number of common shares that may be offered by the selling shareholders and the number of common shares to be owned by the selling shareholders after the offering. The table also assumes that each selling shareholder sells all common shares listed by the shareholder's name.

The table below sets forth information as of April 15, 2004. The percentage calculations for the selling shareholders do not include any common shares issuable upon the exercise of currently outstanding warrants.

                                               Common Shares Owned           Common Shares Offered
                                                 Private Offering               in the Offering
                                           --------------------------     --------------------------
Name of Shareholder                        No. of Shares   Percentage     No. of Shares   Percentage
-------------------                        -------------   ----------     -------------   ----------
Satellite Strategic Finance Assoc., LLC      1,142,857         3.9%          1,142,857       14.6%
Capital Ventures International                 285,714         1.0%            285,714        3.7%
Alpha Capital Aktiengesellschaft               228,571          *              228,571        2.9%
Gamma Opportunity Capital Partners, LP         285,714         1.0%            285,714        3.7%
Enable Growth Partners, LP                     257,143          *              257,143        3.3%
Longview Equity Fund, LP                       428,571         1.4%            428,571        5.5%
Brickman Investments                            57,143          *               57,143         *
Ronald Nash                                     57,143          *               57,143         *
Gryphon Master Fund, LP                        114,286          *              114,286        1.5%
Howard Schraub                                  57,143          *               57,143         *
Longview Fund, LP                              435,714         1.5%            435,714        5.6%
Mark P. Francis                                100,000          *              100,000(1)     1.3%

Edward & Wendy Evangelista                      10,000          *               10,000(1)      *

Bruce & Iris Krug                              100,000          *              100,000(1)     1.3%
Karen Florio & James Adelman                    30,000          *               30,000(1)      *
Professional Traders Fund, LLC                 175,000          *              175,000(1)      *
Warren Eugene Pizinger                          20,000          *               20,000(1)      *
Nader Nimas                                     30,000          *               30,000(1)      *
Almamlaka Ltd BVI                              672,000         2.3%            672,000(1)     8.9%
The Leopard Alliance Company, Ltd. BVI         672,000         2.3%            672,000(1)     8.9%
Tarek Obaid                                    683,463         2.3%            683,463(1)     8.7%
Turki bin Abdullah                           1,072,456         3.6%          1,072,456(1)    13.7%
Dr. Robert Siegel                              150,000          *              150,000(1)     1.9%
Boston Life & Annuity Company                   25,000          *               25,000(1)      *
David & Nancy Nechas                           130,000          *              130,000(1)     1.7%
Jim Rockmore                                    40,000          *               40,000(1)      *
First Mirage, Inc.                             175,000          *              175,000(1)     2.2%


Emma Teta                                      262,700          *              262,700(1)     3.4%


  *    Less than 1% of the issued and outstanding shares.



  (1) Shares subject to extended restriction on transferability by agreement between the shareholder and the Company which restriction (or "lockup") begins on the effective date of the Registration Statement and expires 180 days thereafter.

The table below sets forth information as of April 15, 2004 and reflects Warrantholders holding outstanding Series "A" and Series "B" Warrants to purchase shares of the Company's common stock. The Series "A" Warrants are exercisable during the sixty (60) day period following the effective date of this Registration Statement, at an exercise price of $2.25 per share. The Series "B" Warrants are exercisable during the sixty (60) month period ending March 31, 2009 at an exercise price of $3.50 per share.


                                                       Shares Underlying (1)
                                             ------------------------------------------
Name of Warrantholder                        Series "A" Warrants    Series "B" Warrants
---------------------                        -------------------    -------------------
Satellite Strategic Finance Associates, LLC        1,142,857             1,142,857
Capital Ventures International                       285,714               285,714
Alpha Capital Aktiengellschaft                       228,571               228,571
Longview Fund, LP                                    285,714               285,714
Gamma Opportunity Capital Partners, LP               285,714               285,714
Enable Growth Partners, LP                           257,143               257,143
Longview Equity Fund, LP                             428,571               428,571
Alpine Capital Partners, Inc.                        320,000               320,000
Brickman Investments                                  57,143                57,153
Ronald Nash                                           57,143                57,143
Gryphon Master Fund, LP                              114,286               114,286
Howard Schraub                                        57,143                57,143

    Total shares of Common Stock Underlying
     Series "A" and Series "B" Warrants                       7,040,000

(1) None of the Selling Shareholders is entitled to exercise its Warrants for shares of Common Stock in excess of that number of shares of Common Stock that, upon giving effect to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by such Selling Shareholder to exceed 4.99% of the outstanding shares of the Common Stock of Raptor following such exercise. Therefore, each Selling Shareholder disclaims beneficial ownership of any shares of Common Stock in excess of such amount.


Plan of Distribution
--------------------

The shares of common stock owned, or which may be acquired, by the selling shareholders may be offered and sold by means of this prospectus from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. These shares may be sold by one or more of the following methods, without limitation:

     * a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     * purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

     * ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     * face-to-face transactions between sellers and purchasers without a broker/dealer.

In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from selling shareholders in amounts to be negotiated.

The selling shareholders and any broker/dealers who act in connection with the sale of the shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Acts of 1933, and any commissions received by them and profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the selling shareholders, and any securities broker/dealers who may be deemed to be underwriters against certain liabilities, including liabilities under the Securities Act as underwriters or otherwise.

We have advised the selling shareholders that they and any securities broker/dealers or others who may be deemed to be statutory underwriters will be subject to the prospectus delivery requirements under the Securities Act. We have also advised each selling shareholder that in the event of a "distribution" of the shares owned by the selling shareholder, such selling shareholder, any "affiliated purchasers", and any broker/dealer or other person who participates in such distribution, may be subject to Rule 102 under the Securities Exchange Act of 1934 until their participation in that distribution is completed. Rule 102 makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class as is the subject of the distribution. A "distribution" is defined in Rule 102 as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods". We have also advised the selling shareholders that Rule 101 under the 1934 Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of the common stock in connection with this offering.

We do not intend to distribute or deliver the prospectus by means other than by hand or mail.

                 SHARES ELIGIBLE FOR FUTURE SALE

As of April 15, 2004, we have 29,677,319 shares of common stock issued and outstanding, or 21,829,760 more outstanding shares of restricted common stock than are covered by this Registration Statement. This does not include shares that may be issued upon exercise of outstanding options, or upon exercise of the 3,200,000 Series "A" Warrants or the 3,200,000 Series "B" Warrants.

We cannot predict the effect, if any, that market sales of common stock or the availability of these shares for sale will have on the market price of our shares from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market could negatively damage and affect market prices for our common stock and could damage our ability to raise capital through the sale of our equity securities.

                          LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Eugene Michael Kennedy, P.A., 517 S.W. 1st
Avenue, Ft. Lauderdale, Florida 33301.

                             EXPERTS

Our consolidated financial statements as of December 31, 2003, for the period from inception (July 24, 2003) through December 31, 2003, are included herein in reliance on the reports of Comiskey & Company, PC, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                     ADDITIONAL INFORMATION

We have filed with the SEC the registration statement on Form SB-2 under the Securities Act for the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, we refer to the registration statement and to the exhibits filed with it. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts and/or other documents filed as exhibits to the registration statement, and these statements are qualified in their entirety by reference to the contract or document.

The registration statement, including all exhibits, may be inspected without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549, and at the SEC's regional offices located at the Woolworth Building, 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials may also be obtained from the SEC's Public Reference at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, upon the payment of prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The registration statement, including all exhibits and schedules and amendments, has been filed with the SEC through the Electronic Data Gathering, Analysis and Retrieval system, and are publicly available through the SEC's Web site located at http://www.sec.gov.

                RAPTOR NETWORKS TECHNOLOGY, INC.


                   FOR THE FISCAL YEAR ENDED:

                        DECEMBER 31, 2003


                CONSOLIDATED FINANCIAL STATEMENTS

        RAPTOR NETWORKS TECHNOLOGY, INC AND SUBSIDIARIES

           INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                  Page


Independent Auditor's Report....................................   F-2

Consolidated Balance Sheet as of December 31, 2003..............   F-3

Consolidated Statements of Operations for the fiscal years
  ended March 31, 2002 and March 31, 2001.......................   F-4

Consolidated Statements of Changes in Stockholders' Equity
  for the period from inception (July 24, 2003) to
  December 31, 2003.............................................   F-5

Consolidated Statements of Cash Flows for the period from
  Inception (July 24, 2003) to December 31, 2003................   F-6

Notes to Consolidated Financial Statements...................... F-7-F-14

                  INDEPENDENT AUDITOR'S REPORT



            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
            ----------------------------------------


The Board of Directors and Stockholders of Raptor Networks
Technology, Inc.

We have audited the accompanying consolidated balance sheet of Raptor Networks Technology, Inc. (a development stage company) as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from inception (July 24, 2003) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Raptor Networks Technology, Inc. as of December 31, 2003, and the consolidated results of its operations, changes in stockholders' equity and cash flows for the period from inception (July 24, 2003) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As mentioned in footnote 10 to the financial statements, the Company issued stock in April 2004 for proceeds of $5.6 million.

Denver, Colorado
March 19, 2004
(except for Note 10, which is
dated April 5, 2004)

                RAPTOR NETWORKS TECHNOLOGY, INC.
                  (A Development Stage Company)
                   CONSOLIDATED BALANCE SHEET
                        December 31, 2003

                             ASSETS

CURRENT ASSETS
  Cash and cash equivalents                                    $   316,747
  Inventory                                                        229,074
  Prepaid expenses                                                 424,406
  Note receivable                                                   60,000
  Other current assets                                              35,317
                                                               -----------

    Total current assets                                         1,065,544

PROPERTY AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION            297,229

OTHER ASSETS
  Prepaid expenses, less current portion                            45,000
  Debt issue cost                                                   38,514
  Deposits                                                          24,920
                                                               -----------

    TOTAL ASSETS                                               $ 1,471,207
                                                               ===========

                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                             $   444,964
  Accrued payroll and payroll taxes                                129,024
  Short-term convertible debt                                      200,000
  Accrued expenses                                                  34,054
                                                               -----------
    Total current liabilities                                      808,042

STOCKHOLDERS' EQUITY
  Preferred stock, no par value; 5,000,000 shares
    authorized                                                        -
  Common stock, $0.001 par value; 50,000,000 shares
    authorized; 20,556,719 shares issued and outstanding            20,557
  Stock subscription receivable                                       (500)
  Additional paid-in capital                                     9,831,677
  Stock issued for prepaid services                             (1,543,996)
  Accumulated deficit                                           (7,644,573)
                                                               -----------
                                                                   663,165
                                                               -----------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $ 1,471,207
                                                               ===========


The accompanying notes are an integral part of the consolidated financial statements.

                RAPTOR NETWORKS TECHNOLOGY, INC.
                  (A Development Stage Company)
              CONSOLIDATED STATEMENT OF OPERATIONS
  For the period from inception (July 24, 2003) to December 31,
                              2003


REVENUE
  Product sales                                                $       -
  Service fees                                                        5,000
                                                               ------------
    Total revenue                                                     5,000

EXPENSES
  Consulting                                                        362,514
  Stock for services                                              5,753,554
  Salary expense                                                    698,029
  Selling, general and administrative                               789,338
                                                               ------------
    Total expenses                                                7,603,435
                                                               ------------

    Net loss from operations                                     (7,598,435)

    Income tax benefit                                                 -
                                                               ------------
NET LOSS                                                       $ (7,598,435)
                                                               ============

BASIC AND DILUTED NET LOSS PER SHARE                           $      (0.42)
                                                               ============
BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING                                             18,288,344
                                                               ============


The accompanying notes are an integral part of the consolidated financial statements.

                RAPTOR NETWORKS TECHNOLOGY, INC.
                  (A Development Stage Company)
         CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
  For the period from inception (July 24, 2003) to December 31, 2003

                                     Common Stock
                       --------------------------------------
                                                               Additional    Additional     Paid-in                      Total
                        Number of                               Paid-in       Capital -     Deferred     Accumulated  stockholders'
                         shares        Amount     Subscribed    Capital       Warrants    Compensation      Deficit      equity
                       -----------  ------------  ----------  ------------  ------------  -------------  -----------  ------------
Common stock issued
for services,
July through
September 2003
$0.50 per share         14,545,100   $ 7,272,550  $        -  $          -  $          -  $ (1,838,002)  $         -   $ 5,434,548

Common stock issued
for cash, July through
September 2003           4,216,156     2,108,078           -             -             -             -             -     2,108,078
$0.50 per share

Common stock issued
for cash, July through
September 2003
$0.50 per share            400,000       200,000    (200,000)            -             -             -             -             -

Common stock warrants
issued for services,
September 2003                   -             -           -             -       144,510             -             -       144,510

Collection on common
stock subscribed,
October 2003                     -             -     200,000             -             -             -             -       200,000

Recapitalization of
private company          1,034,000    (9,560,433)          -     9,615,283             -             -       (46,138)        8,712

Common stock issued
for services,
December 2003
$0.50 per share             50,000            50           -        24,950             -             -             -        25,000

Common stock issued
for cash, December
2003
$0.50 per share             11,463            12           -         5,720             -             -             -         5,732

Common stock issued
upon exercise of
warrants,
December 2003              250,000           250           -       122,675      (120,425)            -             -         2,500

Common stock issued
upon exercise of
warrants, December 2003     50,000            50        (500)       24,535       (24,085)            -             -             -

Beneficial conversion
privilege                        -             -           -        38,514             -             -             -        38,514

Net loss for the
period ended
December 31, 2003                -             -           -             -             -       294,006    (7,598,435)   (7,304,429)
                       -----------  ------------  ----------  ------------  ------------  -------------  -----------  ------------
Balances,
December 31, 2003       20,556,719  $     20,557  $     (500) $  9,831,677   $         -   $ (1,543,996) $(7,644,573) $    663,165
                       ===========  ============  =========== ============  ============  =============

The accompanying notes are an integral part of the consolidated financial statements.

                RAPTOR NETWORKS TECHNOLOGY, INC.
                  (A Development Stage Company)
              CONSOLIDATED STATEMENT OF CASH FLOWS
  For the period from inception (July 24, 2003) to December 31, 2003


                                                              For the Period
                                                              From Inception
                                                              (July 24, 2003)
                                                           to December 31, 2003
                                                           --------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                     $    (7,598,435)
  Adjustments to reconcile net loss to net
  cash flows from operating activities:
    Depreciation                                                        19,035
    Common stock issued for services                                 7,297,550
    Common stock issued for prepaid services                        (1,543,996)
    Recapitalization of private company                                  8,712
    Warrants issued                                                    144,510
    Increase in other current assets                                   (20,442)
    Increase in note receivable                                        (60,000)
    Increase in deposits                                               (24,920)
    Increase in prepaid assets                                        (484,281)
    Increase in inventories                                           (229,074)
    Increase in accounts payable                                       444,964
    Increase in other accrued liabilities                               34,054
    Increase in accrued payroll and payroll taxes                      129,024
                                                               ---------------

      Net cash flows from operating activities                      (1,883,299)

CASH FLOWS FROM INVESTING ACTIVITIES
  Property and  equipment purchases                                   (316,264)
                                                               ---------------

      Net cash flows from investing activities                        (316,264)

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock                                           2,316,310
  Proceeds from short-term debt                                        200,000
                                                               ---------------

      Net cash flows from financing activities                       2,516,310
                                                               ---------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                              316,747

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                             -
                                                               ---------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                     $       316,747
                                                               ===============


The accompanying notes are an integral part of the consolidated financial statements.

                RAPTOR NETWORKS TECHNOLOGY, INC.
                  (A Development Stage Company)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003

1.   Summary of Significant Accounting Policies

Description
-----------
The Company was incorporated under the laws of the state of Colorado on January 22, 2001 under the name Pacific InterMedia, Inc. ("Pacific"). The principal office of the corporation is 65 Enterprise Road, Suite 420, Aliso Viejo, California 92656.

On October 17, 2003, Pacific completed a business combination transaction with Raptor Networks Technology, Inc. ("Raptor"), a closely-held California corporation, through acquisition of all of the issued and outstanding common stock of Raptor in exchange for authorized but previously unissued restricted Common Stock of Pacific. Immediately prior to completion of the acquisition transaction, Pacific had a total of 4,034,000 shares of its Common Stock issued and outstanding comprised of 1,034,000 registered shares held by approximately 25 stockholders and 3,000,000 shares of restricted stock held by Pacific's founder and sole officer and director

As a material aspect of the acquisition, Pacific re-acquired and cancelled the 3,000,000 restricted shares as consideration for transfer of its remaining assets consisting of cash and office equipment to the officer and director, leaving only the registered Common Stock, 1,034,000 shares, as all of its issued and outstanding capital stock prior to completion of the Raptor acquisition.

Pursuant to terms of the acquisition agreement, all of the issued and outstanding common stock of Raptor, 19,161,256 shares, was acquired by Pacific, share-for-share, in exchange for its authorized but previously unissued restricted Common Stock. Upon completion of the acquisition, Raptor became a wholly owned subsidiary of Pacific and the Raptor shareholders became shareholders of Pacific. Unless otherwise indicated, all references in these financial statements to "the Company" include Pacific and its wholly owned subsidiary, Raptor. All intercompany transactions have been eliminated. On December 3, 2003, Pacific changed its name to Raptor Networks Technology, Inc.

The acquisition transaction has been treated as a reverse merger, with Raptor considered the accounting acquirer. The Company's reporting year end was subsequently changed from August 31 to December 31.

The Company is a provider of integrated high-speed Ethernet switching systems which enable new emerging high bandwidth critical applications. The data network market areas that the Company is targeting include video, storage, Internet Protocol telephony, and technology refresh. The Company is currently focusing on the markets in Europe and the United States.

Revenue
-------
The Company records revenues when the services are performed or the products are shipped to the customer.

Cash and Cash Equivalents
-------------------------
The Company considers all short-term marketable securities with a maturity of three months or less to be cash equivalents.

Prepaid Expenses
----------------
Prepaid expenses represent amounts paid in advance for contracts extending past the period end date.

                RAPTOR NETWORKS TECHNOLOGY, INC.
                  (A Development Stage Company)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003

1.   Summary of Significant Accounting Policies (continued)

Inventory
---------
Inventory is recorded at lower of cost (first in, first out) or market. When required, provision is made to reduce excess and obsolete inventory to estimated net realizable value. Inventory at December 31, 2003 consists of raw materials.

Property and Equipment
----------------------
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the assets' estimated useful lives, which range from three to seven years.

Repairs and Maintenance
-----------------------
Repairs and maintenance of a routine nature are charged as incurred, while those which extend or improve the life of existing assets are capitalized.

Impairment or Disposal of Long-Lived Assets
-------------------------------------------
The Company reviews its long-lived assets and certain related intangibles for impairment periodically, and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When necessary, impaired assets are written down to estimated fair value based on the best information available. Estimated fair value is generally based on either appraised value or measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates. No assets were considered impaired for the period ended December 31, 2003.

Deposits
--------
Deposits represent amounts paid under the Company's office space lease and various other leases.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
------------
The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted Federal, state, and local income tax rates and laws that are expected to be in effect when the differences reverse.

Fair Value of Financial Instruments
-----------------------------------
Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such instruments.

                RAPTOR NETWORKS TECHNOLOGY, INC.
                  (A Development Stage Company)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003

1.   Summary of Significant Accounting Policies (continued)

Stock-Based Compensation
------------------------
The Financial Accounting Standards Board has issued "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires that an entity account for employee stock-based compensation under a fair value base method. However, SFAS 123 also allows an entity to continue to measure compensation cost for employee stock-based compensation using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"). Entities electing to remain with the accounting under Opinion 25 are required to make pro forma disclosures of net loss and loss per share as if the fair value based method of accounting under SFAS 123 had been applied.

As permitted by SFAS 123, the Company has elected to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation cost has been recognized for stock options granted at or above market value. Had the fair value method of accounting been applied to all of the Company's stock option grants, which requires recognition of compensation cost ratably over the vesting period of the underlying equity instruments, the net loss would have been increased by $67,955 or $0.00 per share for the period ended December 31, 2003. This pro forma impact is likely to increase in future years as additional options are granted and amortized ratably over the vesting period. The average fair value of options granted during the period ended December 31, 2003 was $0.1451. The fair value was estimated using the Black-Scholes option-pricing model based on the following weighted average assumptions: risk free interest rate of 6.0% and 79.53% volatility, no assumed dividends, and an expected life of three years.

The Company continues to account for employee stock-based compensation under Opinion 25. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

                                  As Reported       Proforma
                                  -----------     -----------
Net loss                          ($7,598,435)    ($7,666,390)
Basic net loss per share               ($0.42)         ($0.42)


Consideration of Other Comprehensive Income Items
-------------------------------------------------
The Financial Accounting Standards Board has issued "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 requires companies to present comprehensive income (consisting primarily of net income plus other direct equity changes and credits) and its components as part of the basic financial statements. For the period ended December 31, 2003, the Company's financial statements do not contain any changes in equity that are required to be reported separately in comprehensive income.

Concentration of Risk
---------------------
From time-to-time, the Company maintains cash balances in excess of FDIC insured limits. The amount of such excess at December 31, 2003 was approximately $255,000.

The Company has a limited number of suppliers for its component parts, and its distribution network is limited to a small number of available channels. These concentrations are likely to continue while the Company remains in the development stage, and beyond.

Loss per Share
--------------
Loss per share was computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the period.

                Raptor Networks Technology, Inc.
                  (A Development Stage Company)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003

1.   Summary of Significant Accounting Policies (continued)

Stock Basis
-----------
Shares of common stock issued for other than cash have been assigned amounts equivalent to the fair value of the service or assets received in exchange. Shares for services issued contemporaneously with shares sold for cash are valued at the cash price.

Compensated Absences
--------------------
Employees of the Company are entitled to compensated absences depending on job classification, length of service, and other factors. At December 31, 2003, the minimal amounts remaining unused by employees could not be reasonably estimated and, accordingly, no provision is recorded.

Presentation as a Going Concern
The Company is in the development stage and has not begun selling its products. At December 31, 2003, the Company had cash of $316,000, while cash flows from operations for the initial period were approximately ($1,883,000). This condition raised substantial doubt about the Company's ability to establish itself as a going concern and to achieve profitable operations. In the first quarter of 2004, the Company received bridge financing of $1.0 million. This financing was supplemented in April 2004 with proceeds from a private sale of the Company's common stock in units, netting $5.6 million. Management projects that this capital infusion will be sufficient to sustain the Company's operations for the remainder of 2004. See Note 10.

2. Note Receivable Note receivable at December 31, 2003 consists of a $60,000 unsecured loan, related to a joint marketing agreement, due on or before December 31, 2003, bearing interest at 1.5% per month. The Company forgave interest due in order to facilitate the receipt of payment subsequent to year end. The total of the unsecured loan was repaid to the Company in April 2004.

3.   Property and Equipment

          Testing equipment                       $ 234,942
          Office equipment                            1,976
          Computer equipment                         79,346
                                                  ---------
                                                    316,264
          Less: Accumulated depreciation            (19,035)
                                                  ---------
                                                  $ 297,229
                                                  ---------

4.   Short-term Debt

In December 2003, the Company borrowed $200,000 from a shareholder.

Interest accrues at an annual rate of 8%. The loan is convertible into restricted common stock at any time during the following three year period. The conversion of principal and accrued interest shall be at the rate of $3.50 per share.

                RAPTOR NETWORKS TECHNOLOGY, INC.
                  (A Development Stage Company)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003

5.   Stockholders' Equity

As of December 31, 2003, 20,556,719 shares of the Company's $0.001 par value common stock were issued and outstanding. Of these, 14,595,100 shares had been issued for services, 4,627,619 shares had been issued at $0.50 per share for total proceeds of $2,313,810, 300,000 shares had been issued at $0.01 per share for total proceeds of $3,000 and 1,034,000 shares remain from the reverse merger described in Note 1.

A total of 4,245,100 of the shares issued for services were intended as compensation for services to be rendered over periods ranging from eighteen to twenty-four months, beginning in July 2003. The value of the services to be rendered after December 31, 2003 has been deferred and will be charged to operations as the services are rendered.

6.   Stock Options and Warrants

The Company has no formal stock option plan but has granted options to employees. All options were granted between September 2003 and December 2003 with an exercise price of $1.50 per share and vest one-third annually over three years on the anniversary date of the grant. The Company has also issued warrants to consultants exercisable at $0.01 through September 1, 2006. These warrants were exercised in December 2003.

The options and warrants are summarized as follows:


                                                           Weighted
                                                           Average
                                                           Exercise
                                            Shares          Price
                                          ----------      ----------
Outstanding at July 24, 2003                       -      $        -
Granted                                    1,720,000            1.23
Cancelled                                    (15,000)           1.50
Exercised                                   (300,000)           0.01
                                          ----------      ----------
Outstanding at December 31, 2003           1,405,000      $     1.50
                                          ==========      ==========


The following table summarizes options and warrants outstanding at December 31, 2003:

          Outstanding
Range       Number      Wtd. Ave. Life   Wtd. Ave. Price   Exercisable
-----     -----------   --------------   ---------------   -----------

$1.50       1,405,000        2.45             $1.50             -

                RAPTOR NETWORKS TECHNOLOGY, INC.
                  (A Development Stage Company)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003

7.   Leases

As of December 31, 2003, the Company leases for its own use office space and workstations under a non-cancelable operating lease expiring in 2004. In addition, the Company leases a copier through 2008 and has agreements related to licensing and inventory purchase commitments requiring future payments through 2005.

Future minimum payments for commitments over the next five years are as follows:

 For the year ended
   December 31,                       Amount
 ------------------                -------------

       2004                        $   1,230,548
       2005                               16,608
       2006                                7,608
       2007                                7,608
       2008                                6,340
                                   -------------
                                   $   1,268,712
                                   =============

Rent expense for the period ended December 31, 2003 was $78,877.

Subsequent to year end, a commitment totaling $30,000 due in 2004 was settled for $15,000 and the issuance of 35,000 shares of the Company's common stock.

8.   Income Taxes

The Company computes and records taxes payable based upon determination of taxable income which is different from pre-tax financial statement income. Such differences arise from the reporting of financial statement amounts in different periods for tax purposes. The timing differences are a result of different accounting methods being used for financial and tax reporting.

The Company's total deferred tax assets and deferred tax liabilities at December 31, 2003 are as follows:

Deferred tax assets
    Deferred compensation costs               $  1,821,000
    Non-benefited tax losses and credits           519,000
                                              ------------

        Total deferred tax assets                2,340,000
                                              ------------

    Valuation allowance                         (2,340,000)
                                              ------------
        Net deferred tax assets               $          -
                                              ============

A valuation allowance has been established against the realization of the deferred tax assets since the Company has determined that the operating loss carryforwards may not be realized.

The Company has federal and state net operating loss carryforwards of approximately $1,687,000 expiring in 2023.

                RAPTOR NETWORKS TECHNOLOGY, INC.
                  (A Development Stage Company)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003

9.   Related Party Transactions

The Company has a consulting agreement with a shareholder who owns, directly or indirectly, 17.73% of the Company's common stock. The consulting agreement is for a two-year period beginning July 1, 2003 and included payment of $180,000 and issuance of 3,136,100 shares of common stock valued at $1,568,050.

In November 2003 at the suggestion of the same consultant/shareholder, the Company leased an apartment in London to be used in connection with solicitation of potential European network business and possible capital financing of the Company's operations and general financial relations within the European Union. The Company entered into a 12 month prepaid lease for the apartment at a cost of approximately $28,000. By March 2004, the Company had come to view the lease as superfluous and suggested to the consultant that the lease cost, in retrospect was unwarranted. Following further discussion, the consultant agreed and proposed assumption of the lease and reimbursement of the Company for the entire cost. On April 7, 2004 in keeping with that resolution, the Company received $28,310 from the consultant and closed the matter.

10.  Subsequent Events

Bridge Loan
-----------
During the period between January 2, 2004 and March 31, 2004, the Company secured interim financing in the form of a convertible bridge loan in the amount of $1,014,290. The loan was organized by a shareholder. All of the final terms of the convertible loan have not been determined but the Company expects that it will convert to common stock at the conversion price of $3.50 per share. Pending determination of final terms, this interim funding will be treated as Company debt.

Stock Issued for Services
-------------------------
In the period from January 2004 to April 2, 2004, the Company awarded 3,000,000 shares of common stock to its newly appointed Chief Executive Officer and 400,000 shares of common stock to its Chief Financial Officer. In addition, one key employee received 100,000 shares of common stock and several service providers received 2,420,600 shares of common stock.

Options Issued
--------------
Subsequent to December 31, 2003, the Company awarded a total of 327,500 common stock purchase options to certain employees which are exercisable during a three year period, following the respective option grant dates and ending during the first quarter of 2007, at an option exercise, or purchase price of $1.50 per share of the Company's restricted common stock. Also subsequent to December 31, 2003, the Company cancelled 140,000 options granted in 2003.

Equity Offering Completed
-------------------------
On April 1, 2004 the Company completed an equity financing for gross proceeds of $5.6 million. The Company privately placed units comprised of 3,200,000 shares of its common stock, Series A Warrants to purchase an additional 3,200,000 share of its common stock and Series B Warrants to purchase a further additional 3,200,000 of its common stock with several institutional and accredited investors. The units were priced at $1.75 per unit. The Series A Warrants are exercisable during a sixty day period beginning on the effective date of a Registration Statement to be filed by the Company at an exercise price of $2.25 per share. The Series B Warrants are exercisable during the five year period which began on April 2, 2004 at an exercise price of $3.50 per share.

                RAPTOR NETWORKS TECHNOLOGY, INC.
                  (A Development Stage Company)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 2003

10.  Subsequent Events (continued)

Litigation
----------
On April 5, 2004, the Company received a letter from a local law firm threatening suit against three of the Company's officers, the Company itself and the Company's general counsel on behalf of the Company's former officer and director, Lyle Pearson. The letter threatens several claims apparently arising from Pearson's resignation as an officer and director of the Company on March 12, 2004. The Company entered into a separation agreement with the claimant shortly after his resignation and regards the stated claims bases as unsupportable.

The Company was served with process in two separate lawsuits filed in February 2004 by former employees. Both actions name the Company's subsidiary, three of the Company's officers and from one to fifty unknown persons as defendants. The first case, Shapiro vs. Raptor Networks Technology, Inc., a California corporation, et al is a claim for establishment and enforcement of an alleged ownership interest in certain of the Company's intellectual property. The claim was filed following the Plaintiff's involuntary termination by the Company near the end of January 2004. The complaint seeks damages "in excess of $10 million". The second action, Kelly et al vs. Raptor Networks Technology, Inc. claims wrongful termination, invasion of privacy, misleading conduct and emotional distress, was filed by three former employees following their involuntary termination with from seven to fourteen days of their respective employment by the Company. The complaint seeks unspecified damages. The Company views both complaints to be without merit and frivolous.

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of any offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information set forth herein is correct as of any time subsequent to the date hereof.

                        TABLE OF CONTENTS


                                                                  Page
                                                                  ----

Prospectus Summary.............................................    1

Forward-Looking Statements.....................................    3

Risk Factors...................................................    4

Capitalization.................................................    9

Price Range of Common Stock and Dividend Policy................    10

Use of Proceeds................................................    10

Management's Discussion and Analysis or Plan of Operation......    11

Business.......................................................    14

Management.....................................................    20

Certain Transactions...........................................    24

Principal Shareholders.........................................    25

Description of Securities......................................    27

Selling Security Holders.......................................    28

Shares Eligible for Future Sale................................    31

Legal Matters..................................................    31

Experts........................................................    31

Additional Information.........................................    31

Financial Statements...........................................    F-1


                        14,887,619 Shares


                RAPTOR NETWORKS TECHNOLOGY, INC.

                           PROSPECTUS

                          MAY 14, 2004